FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 11, 2007 announcing that Registrant is providing a SkyEdge broadband satellite network to SatCom Networks Africa Ltd. (SatCoNet), one of Tanzania’s leading public data communications operators.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated July 11, 2007

SatCom Networks Africa chooses Gilat’s SkyEdge broadband satellite network

– New VSAT network will support a wide range of enterprise data networking applications –

Petah Tikva, Israel, July 11, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it is providing a SkyEdge broadband satellite network to SatCom Networks Africa Ltd. (SatCoNet), one of Tanzania’s leading public data communications operators.

SatCoNet will use the SkyEdge network to provide major corporations and government institutions across hundreds of sites with broadband connectivity, videoconferencing, IP multicasting and VoIP services. One of the prime uses of the network will be to serve banking and financial customers.

“To meet the demanding networking requirements of Tanzania’s largest corporations, it is critical that we incorporate a flexible and powerful VSAT platform within our networks,” said SatCoNet Managing Director Harish Bhatt. “With Gilat’s SkyEdge we are assured of a high performance solution which supports a broad range of advanced applications for the benefit of our customers.”

SatCoNet has been successfully deploying Gilat VSAT networks throughout East Africa since 2002.

Janna Koretskaya, Gilat’s regional vice president, Africa, said, “SatCoNet’s decision to adopt our new SkyEdge platform demonstrates its long-term satisfaction with our products and services. As we continue our successful relationship with SatCoNet, we look forward to helping SatCoNet maintain its strong reputation for high quality communication services in Tanzania.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About SatCom Networks Africa

Founded in 2002, SatCom Networks Africa Ltd. is a pioneering provider of satellite communications systems in the United Republic of Tanzania. SatCoNet solutions meet a wide range of enterprise networking requirements, combining design, installation, testing, commissioning, training, support and equipment distribution. More information is available at www.satconet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contact:
Ayelet Shaked – Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com

Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com

Gilat Media Relations:
Kim Kelly
Phone: +972-3-925-2406
Email: kimk@gilat.com